QuickLinks -- Click here to rapidly navigate through this document

Exhibit 3.9

Consolidated Financial Statements of

STUART ENERGY SYSTEMS CORPORATION

Years ended March 31, 2004 and 2003

[KPMG Letterhead]

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Stuart Energy Systems Corporation as at March 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

May 21, 2004, except as to
notes 1(l) and 7 which are
as of November 29, 2004

STUART ENERGY SYSTEMS CORPORATION

Consolidated Balance Sheets
(In thousands of dollars)

	March 31, 2004 and 2003
	2004	2003
	(Restated—notes 1(l) and 7)
Assets
Current assets:
Cash and cash equivalents	$4,522	$2,988
Short-term investments	55,081	63,303
Accounts receivable	6,160	4,981
Income taxes receivable	—	138
Inventories (note 4)	4,889	8,680
Prepaid expenses	568	380

	71,220	80,470
Capital assets (notes 5 and 7)	11,139	14,255
Intangible assets (note 6)	17,116	18,510
Goodwill	11,167	11,097
Other non-current assets	79	948

	$110,721	$125,280

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$14,919	$15,629
Customer deposits	4,842	3,013
Income taxes payable	—	8

	19,761	18,650
Shareholders' equity:
Share capital (note 8)	217,057	195,349
Cumulative foreign currency translation adjustment	(267)	(155)
Contributed surplus (note 8(c))	288	—
Deficit	(126,118)	(88,564)

	90,960	106,630
Commitments (note 10)
Guarantees (note 11)

	$110,721	$125,280

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ JON SLANGERUP	Director	/s/ DOUGLAS S. ALEXANDER	Director

STUART ENERGY SYSTEMS CORPORATION

Consolidated Statements of Operations
(In thousands of dollars, except per share amounts)

	Years ended March 31, 2004 and 2003
	2004	2003
	(Restated—notes 1(l) and 7)
Product sales and service	$17,864	$6,519
Cost of product sales and service	19,927	13,062

	(2,063)	(6,543)
Expenses:
Retrofit costs (note 13)	—	1,500
Research and product development (note 9)	6,647	11,922
General and administrative	14,481	10,744
Amortization	6,750	3,905
Restructuring charge (note 2)	9,827	—
Write-off of intangible assets	—	1,622

	37,705	29,693

Loss before the undernoted	(39,768)	(36,236)
Investment and other income	2,214	1,979

Loss before income taxes	(37,554)	(34,257)
Income tax recovery (note 16)	—	(77)

Loss for the year	$(37,554)	$(34,180)

Basic and diluted loss per share (note 17)	$(1.27)	$(1.59)

Consolidated Statements of Deficit
(In thousands of dollars)

	Years ended March 31, 2004 and 2003
	2004	2003
	(Restated—notes 1(l) and 7)
Deficit, beginning of year:
As previously stated	$(88,441)	$(54,384)
Re-statement for Asset Retirement Obligation (note 7)	(123)	—

As restated	(88,564)	(54,384)
Loss for the year	(37,554)	(34,180)

Deficit, end of year	$(126,118)	$(88,564)

See accompanying notes to consolidated financial statements.

STUART ENERGY SYSTEMS CORPORATION

Consolidated Statements of Cash Flows

        (In thousands of dollars)

	Years ended March 31, 2004 and 2003
	2004	2003
	(Restated—notes 1(l) and 7)
Cash provided by (used in):
Operations:
Loss for the year	$(37,554)	$(34,180)
Items not involving cash:
Amortization of capital assets	5,044	2,982
Amortization of intangible assets	1,556	402
Amortization of deferred product development costs	—	322
Amortization of deferred charge	150	199
Write-off of intangible assets	—	1,622
Write-off of capital assets	1,215	—
Write-off of deferred charge	670	—
Stock-based compensation expense	288	—
Change in non-cash operating working capital (note 18)	3,289	(6,049)

	(25,342)	(34,702)
Financing:
Net proceeds from issuance of common shares	21,715	(5)
Investments:
Decrease in short-term investments	8,222	58,177
Acquisition of Vandenborre Technologies NV (note 3)	—	(10,249)
Patents	(31)	(370)
Purchase of capital assets	(3,080)	(10,555)
Proceeds from collection of note receivable	50	527

	5,161	37,530

Increase in cash and cash equivalents	1,534	2,823
Cash and cash equivalents, beginning of year	2,988	165

Cash and cash equivalents, end of year	$4,522	$2,988

Supplemental cash flow information:
Interest paid	$12	$68
Income taxes received	—	49
Supplemental disclosure of non-cash transactions:
Issuance of common shares on acquisition of Vandenborre Technologies NV	—	16,696

See accompanying notes to consolidated financial statements.

STUART ENERGY SYSTEMS CORPORATION

Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

1.     Significant accounting policies:

  These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Significant accounting policies adopted by the Company are as follows:

  (a)
  Basis of consolidation:

  The consolidated financial statements include the accounts of Stuart Energy Systems Corporation and its subsidiary companies. All significant intercompany balances and transactions have been eliminated.

  (b)
  Measurement uncertainty:

  The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the year.

  Significant estimates are required to determine the allowance for doubtful accounts, inventories, the recoverability of intangible assets, the valuation allowance on future income tax assets and warranty reserves. Actual amounts could differ from those estimates.

  (c)
  Revenue recognition:

  Revenue from the sale of equipment is recognized in accordance with the terms of the related contract. Revenue is generally recognized when the equipment is delivered, unless there are customer acceptance clauses that are considered to be substantive, in which case revenue is recognized when customer acceptance is received.

  At the point in time when revenue is recognized, the Company may retain obligations relating to installation and training of personnel. The estimated costs of such obligations are included in the cost of product sales and service at the time that such revenue is recognized. Any variances from the amount accrued at the time that revenue is recognized to the time where such obligations are realized are recognized in operations when the actual costs are known.

  Revenue from the sale of services is recorded as the services are performed.

  Customer deposits represent amounts received from customers in advance of product delivery.

  (d)
  Product warranties:

  The Company typically provides a warranty for parts and/or labour for up to one year or certain operating specifications such as product efficiency. Future warranty cost provisions are based on management's best estimates of such costs, taking into account specific arrangements of the transaction and past history.

  (e)
  Cash and cash equivalents:

  Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. Interest earned and market value losses are recognized immediately in the consolidated statements of operations.

  (f)
  Short-term investments:

  Short-term investments consist of highly liquid short-term interest-bearing securities with maturities at the date of purchase of greater than three months. Investments are recorded at cost and are written down to market value when such values have declined below cost. Interest earned and market value losses are recognized immediately in the consolidated statements of operations.

  (g)
  Credit risk:

  Concentration of credit risk in accounts receivable is limited due to the Company's policy of obtaining customer deposits and letters of credit on large commercial contracts, as well as the large proportion of accounts receivable from government-sponsored agencies.

  (h)
  Inventories:

  Raw materials and components are valued at the lower of cost and replacement cost. Cost is determined on a first-in, first-out basis.

  Work in process is valued at the lower of cost and net realizable value.

  (i)
  Capital assets:

  Capital assets are recorded at the lower of amortized cost and fair value. Amortization is provided from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful life of the asset as follows:

Office furniture	5 years
Automobiles	4 years
Equipment	4-5 years
Leasehold improvements	Shorter of initial term of the respective lease and estimated useful life
  (j)
  Impairment of long-lived assets:

  Long-lived assets are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstance indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposal of long-lived assets is less than their carrying values, these assets are considered to be impaired and an impairment loss is measured as the amount by which the carrying value exceeds their fair value.

  Prior to April 1, 2003, the Company assessed and measured impairment by comparing the carrying value to the undiscounted cash flows the long-loved assets were expected to generate. The adoption of this policy had no impact on the Company's financial position or results of operations and no impairment had occurred as at March 31, 2004.

  (k)
  Goodwill and intangible assets:

  Effective April 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3062, Goodwill and Other Intangible Assets. These standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001 and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill is not amortized, but instead tested for impairment at least annually by comparing its fair value with its carrying amount. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss would be recognized in an amount equal to the excess.

  Intangible assets with finite lives are recorded at the lower of amortized cost and fair value. Product technology, customer relationships, trademarks and trade names acquired by the Company are amortized on a straight-line basis over their estimated useful lives of 5 to 12.5 years. The Company reviews the propriety of the carrying amount of intangibles with finite lives when events or circumstances indicate that the carrying amount may not be recoverable. The net recoverable amount is based on projections of future undiscounted net cash flows. If the net recoverable amount is less than cost, the asset is written down to fair value.

  (l)
  Asset retirement obligations:

  Effective April 1, 2004, the Company adopted, on a retroactive basis, CICA Handbook Section 3110, Asset Retirement Obligations, which replaced the guidance on future removal and site restoration costs included in the CICA Handbook Section 3061, Property, Plant and Equipment. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost is added to the carrying amount of the related asset and amortized over the useful life of the asset.

  (m)
  Research and product development costs:

  Research costs are expensed as incurred. Development costs for technically and commercially feasible products, which management intends to produce and market and/or use, are deferred until commercial use begins.

  Amortization of deferred product development costs is provided on a straight-line basis over the estimated commercial life of the product, commencing in the year following that in which the new product development was completed.

  Funding for research and product development includes government and non-government research and development support. Research and product development support is netted against research and product development costs as the applicable costs are incurred unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the cost of the applicable asset.

  (n)
  Income taxes:

  The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the year that includes the date of enactment or substantive enactment. Future income tax assets are recognized to the extent that the realization of such benefits is considered to be more likely than not.

  (o)
  Pension costs:

  The Company has a defined contribution plan. Current service pension costs are expensed as incurred.

  (p)
  Fair values of financial instruments:

  The carrying values of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The carrying values of notes receivable approximate their fair values as the interest rate attached to the notes approximates current market rates of interest or the note is due on demand.

  (q)
  Foreign currency translation:

  Assets and liabilities of subsidiaries which operate in Belgium are considered to be self-sustaining and are translated into Canadian dollars at the year-end exchange rates, and the results of their operations are translated at the average rates of exchange for the year. The resulting translation adjustments are accumulated in a separate component of shareholders' equity. Other currency gains and losses are included in earnings.

  The subsidiaries which operate in the United States are considered to be integrated with those of the Company. Accordingly, all foreign currency amounts are translated into Canadian dollars on the following bases:

  (i)
  non-monetary items, at the rates of exchange in effect at the date of acquisition;

  (ii)
  other assets and liabilities, at the rate in effect at the balance sheet dates; and

  (iii)
  revenue and expenses, other than charges for amortization of non-monetary assets, at average rates of exchange in effect during the year.

  Related translation gains or losses are included in the consolidated statements of operations.

  (r)
  Stock-based compensation plans:

  The Company has a stock-based compensation plan for employees and members of the Board of Directors, as described in note 8. All stock options issued under this plan have an exercise price equal to the fair market value of the underlying shares on the date of grant.

  Effective April 1, 2003, on a prospective basis, the Company adopted the new recommendations of the CICA with respect to stock options granted after that date. The new standard requires that compensation expense be recorded on the grant of options to employees. Options are valued using the Black-Scholes option-pricing model and the resulting value of the options is recorded as contributed surplus over the vesting period of the options.

  For stock options issued from April 1, 2002 through to March 31, 2003, the Company applied the settlement method of accounting, which permitted the Company to not record compensation costs on the granting of stock options to employees. The pro forma disclosures of the impact on loss and loss per share of recording stock options granted during this period at their fair value are disclosed in note 8.

2.     Restructuring charge:

  In November 2003, the Company recognized a restructuring charge of $9,827,000 relating to the final phase of its integration plan as a result of the acquisition of Vandenborre Technologies NV on February 28, 2003. The charge consisted of $3,460,000 related to the closure of the Company's facility in Shawiningan, Quebec and $1,875,000 related to the write-off of leasehold improvements, deferred charges and the downsizing of its facility in Mississauga, Ontario, $1,650,000 related to severance costs associated with workforce downsizing and $2,842,000 related to inventory write-downs. Subsequent to the recognition of the initial severance liability of $1,650,000, the Company has made payments in the amount of $617,000. In addition, the Company has made lease and utility payments in the amount of $156,000, reducing the closure cost accrual at year end.

3.     Acquisition of Vandenborre Technologies NV:

  On February 28, 2003, the Company acquired Vandenborre Technologies NV ("Vandenborre"), a Belgium-based company involved in the design, manufacture and sale of pressurized hydrogen generation systems, for consideration consisting of cash of U.S. $6,390,000 (Cdn. $9,477,000) and the issuance of 7,322,672 common shares valued at $16,696,000. The value of each common share issued was $2.28, which is based on the average quoted market price of the Company's common shares around the announcement date of the acquisition, being December 23, 2002. In addition, there were acquisition costs of $1,787,000 for a total purchase price of $27,960,000.

  Included in the liabilities assumed on the acquisition of Vandenborre was $1,323,000 of severance and lease termination costs related to certain employees of Vandenborre and the closure of certain facilities used by a subsidiary of Vandenborre.

  The acquisition has been accounted for using the purchase method and the results of Vandenborre are included in the consolidated financial statements from the date of acquisition. The cost of acquisition has been allocated to the acquired assets and assumed liabilities as follows:

(In thousands of dollars)
Current assets	$6,888
Capital assets	1,885
Intangible assets:
Product technology	17,237
Customer relationships	600
Trademarks and trade names	420

18,257
Goodwill	11,097

38,127
Current liabilities	(10,167)

Consideration paid	27,960
Less cash acquired	1,015

$26,945

4.     Inventories:

	2004	2003
	(In thousands of dollars)
Raw materials and components	$2,546	$4,951
Work in process	2,343	3,729

	$4,889	$8,680

5.     Capital assets:

2004	Cost	Accumulated amortization	Net book value
	(In thousands of dollars)
Office furniture	$856	$618	$238
Automobiles	122	86	36
Equipment	12,624	5,717	6,907
Leasehold improvements	6,871	2,913	3,958

	$20,473	$9,334	$11,139

2003	Cost	Accumulated amortization	Net book value
	(In thousands of dollars)
Office furniture	$1,504	$885	$619
Automobiles	178	117	61
Equipment	9,555	2,687	6,868
Leasehold improvements	8,338	1,631	6,707

	$19,575	$5,320	$14,255

6.     Intangible assets:

2004	Cost	Accumulated amortization	Net book value
	(In thousands of dollars)
Patents	$479	$92	$387
Product technology	17,344	1,486	15,858
Customer relationships	604	65	539
Trademarks and trade names	423	91	332

	$18,850	$1,734	$17,116

2003	Cost	Accumulated amortization	Net book value
	(In thousands of dollars)
Patents	$440	$60	$380
Product technology	17,237	115	17,122
Customer relationships	600	5	595
Trademarks and trade names	420	7	413

	$18,697	$187	$18,510

  As a result of the acquisition of Vandenborre in fiscal 2003 (note 3), the Company revised its projections of the mix of technologies that may be marketed in the future. Accordingly, the Company wrote off its investment in intellectual property of $1,110,000 and patents of $512,000 in fiscal 2003.

7.     Asset retirement obligations:

  The Company has asset retirement obligations to restore leased facilities upon termination of the leases. Management has estimated a discounted liability at April 1, 2002 of $484,000. The undiscounted amount of estimated cash flows required to settle the obligation at lease end is $536,000. These costs have been added to the carrying costs of leasehold improvements, on a discounted basis, as at April 1, 2002. These costs are being amortized over the remaining lease term. For the year ended March 31, 2004, the Company recorded amortization and liability accretion expense of $104,000 and $19,000, respectively, related to these obligations. The amortized balance of Asset Restoration Cost at March 31, 2004 is $242,000. The credit adjusted risk-free discount rate used to calculate these obligations is 4.1%.

8.     Share capital:

  (a)
  Authorized:

      Unlimited preference shares
      Unlimited common shares

  (b)
  Common shares issued:

	2004		2003
	Number of shares	Amount	Number of shares	Amount
	(In thousands of dollars)		(In thousands of dollars)
Balance, beginning of year	28,173,359	$196,500	20,740,847	$179,809
Issued on acquisition of Vandenborre (note 3)	—	—	7,322,672	16,696
Issued through public offering and exercise of over-allotment option, net of issue costs of $2,285,000 (i)	8,000,000	21,715	—	—
Options exercised, net of issue costs of $8,000 in 2004 (2003—$6,000) (ii)	73,520	(7)	109,840	(5)

Balance, end of year	36,246,879	218,208	28,173,359	196,500
Note receivable for common shares (iii)	—	(1,151)	—	(1,151)

	36,246,879	$217,057	28,173,359	$195,349

  (i)
  In February and March 2004, the Company issued, through a public offering, 8,000,000 common shares for gross proceeds of $24,000,000.

  (ii)
  During fiscal 2004, the Company issued 73,520 common shares upon the exercise of stock options. Consideration received on the exercise of the stock options amounted to $735.

  (iii)
  On September 28, 2001, the Company issued 203,750 common shares to an officer of the Company in exchange for a demand promissory note in the amount of $1,151,000. The demand promissory note is non-interest bearing, provided a default has not occurred, and is secured by the common shares. In the event that a default occurs, the demand promissory note would bear interest at 6% per annum. The Board of Directors may, from time to time, consider whether to forgive portions of the note based on the board's assessment of the performance of the Company and the officer. No amounts have been forgiven to date.

  (c)
  Stock option plan:

  The Company has reserved for issuance 3,100,000 shares (2003—3,100,000) pursuant to a stock option plan (the "Plan"). Under the Plan, options may be granted by the Board of Directors to employees, officers, consultants and members of the Board of Directors.

  Options granted prior to October 2001 generally vest over 39 months, 28% after 12 months and the remainder prorated quarterly over the remaining 27 months. Options granted since October 2001 generally vest over four years in equal amounts of 25% per annum. Also, certain options vest pursuant to performance. The options are issued at an exercise price equal to the market price of the shares on the date of grant.

  Transactions during fiscal years 2004 and 2003 are summarized as follows:

	2004		2003
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	2,907,150	$5.484	2,908,480	$5.358
Granted	169,500	2.970	331,420	4.189
Exercised	(73,520)	0.010	(109,840)	0.010
Forfeited/cancelled	(175,610)	6.485	(222,910)	5.007

Outstanding, end of year	2,827,520	5.409	2,907,150	5.484

Options exercisable, end of year	1,848,198	$5.308	1,667,192	$5.037

  The following table summarizes information about stock options outstanding at March 31, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.01	32,820	2.88	$0.01	32,820	$0.01
$2.60—$4.54	820,000	3.56	3.42	492,625	3.38
$5.11—$5.90	939,300	5.13	5.62	848,670	5.61
$6.20—$6.90	896,500	7.82	6.78	348,750	6.78
$7.95—$9.50	138,900	5.07	8.11	125,333	8.11

  The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted subsequent to April 1, 2002. During fiscal 2004, 169,500 options with a weighted average fair value of $2.49 were granted to employees and valued using the following weighted average assumptions. Compensation expense of $288,000 was recognized during the year relating to these options and was charged to contributed surplus.

	2004	2003
Options granted	169,500	331,420
Weighted average fair value	$2.49	$3.65
Risk-free interest rate	4.50%	5.22%
Expected volatility	86%	81%
Expected life (in years)	5 - 10	10
Expected dividends	nil	nil

  The pro forma impact of the compensation expense related to the fair value of the stock options granted from April 1, 2002 to March 31, 2003 would be as follows:

	2004	2003
	(In thousands of dollars)
Loss for the year attributable to common shareholders—as reported	$37,554	$34,180
Stock-based compensation expense	442	383

Loss for the year attributable to common shareholders—pro forma	$37,996	$34,563
Loss per share—as reported	$1.27	$1.59

Loss per share—pro forma	1.29	1.61
Weighted average number of shares outstanding	29,456,633	21,453,674

9.     Research and product development:

  Research and product development expenses are recorded net of program funding received or receivable.

	2004	2003
	(In thousands of dollars)
Research and product development expenses	$9,015	$12,947
Research and product development funding	2,368	1,025

	$6,647	$11,922

10.   Commitments:

  (a)
  Operating leases:

  The Company is committed to payments under operating leases for equipment and buildings through 2009 and thereafter as follows:

(In thousands of dollars)
2005	$2,347
2006	2,322
2007	1,223
2008	747
2009	681
Thereafter	1,179

$8,499

  These commitments include $2,915,000 of lease costs which have been included in the restructuring charge (note 2).

  (b)
  Contractual obligations:

  The Company has entered into contractual obligations with various government agencies. Under these arrangements, the Company was eligible to receive up to a cumulative amount of $1,295,000 (2003—$1,578,000) toward agreed upon research and development project costs for 2004. The amount received in 2004 was $2,368,000 for work performed in 2004 and prior years (2003—$1,025,000). In return, these funding agencies have a right to receive royalties, 0.3% to 1.0% of gross revenue received by the Company if the intellectual property is commercialized. The Company is only obligated to make royalty payments after certain dates and/or revenue levels are achieved from products that contain the funded intellectual property. To date, those dates and/or revenue levels have not been met.

  (c)
  Financial instruments:

  At March 31, 2004, the Company had outstanding currency call option contracts, giving it the right but not obligation, to purchase Cdn. $2,600,000 at an average rate to U.S. dollars of $0.7369 in the first nine months of fiscal 2005 and to purchase €500,000 at an average rate to U.S. dollars of $1.26. The Company also had outstanding currency put option contracts, giving the buyer the right but not obligation, to sell to the Company Cdn. $600,000 at an average rate to U.S. dollars of $0.755 in April 2004 and to sell to the Company €100,000 at an average rate to U.S. dollars of $1.21 in April 2004. The purpose of the Company's hedging activities is to reduce the risk that the eventual U.S. dollar and Euro cash flows relating to a portion of its future Canadian and Belgian production costs will be adversely affected by an appreciation of the Canadian dollar or Euro versus the U.S. dollar. The fair value of these contracts at March 31, 2004 was $130,000.

11.   Guarantees:

  Effective April 1, 2003, the Company implemented Accounting Guideline 14, Disclosure of Guarantees, issued by the CICA, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. Under this guideline, a guarantee is defined as a contract or indemnification agreement, which requires the Company to make payments (cash, financial instruments, other assets, the Company's own shares or the provision of services) to a third party contingent on future events. These payments are contingent on either (i) changes in an underlying interest rate, security price, commodity price, foreign exchange rate or other variables that are related to an asset, liability or an equity security of the guaranteed party, (ii) the failure of another entity to perform under an obligating agreement, or (iii) the failure of another party to pay its indebtedness when due (a "Guarantee"). The disclosures are required even when the likelihood of the guarantor having to make any payment under the Guarantee is remote.

  (a)
  Standby letters of credit and letters of guarantee:

  As at March 31, 2004, the Company has outstanding standby letters of credit and letters of guarantee issued by several financial institutions of $5,822,000 (2003—$3,123,000) which have various expiry dates extending through to February 2007. These instruments primarily relate to obligations in connection with the terms and conditions of the Company's sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Company fails to perform its obligations under the sales contracts and the Company would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn upon by the customer.

  (b)
  Leased premises:

  The Company has outstanding letters of credit issued by a financial institution in the amount of $900,000 and $100,000 related to a lease agreement for premises. These letters of credit expire in July 2004 and November 2011, respectively. The letters of credit may be drawn upon by the lessor if the Company fails to pay amounts as they become due in connection with the lease agreement and the Company would be liable to the financial institution for the amount of the letter of credit in the event that the instruments are drawn upon by the lessor.

  (c)
  Indemnification provisions:

  The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or dispositions. These agreements, by their nature, may provide for indemnification of counterparties. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities. The terms of these indemnification provisions vary in duration and can extend for an unlimited period of time. Given the nature of these indemnification provisions, the Company is unable to reasonably estimate its total maximum potential liability as certain indemnification provisions do not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

12.   Operating lines of credit:

  The Company has an undrawn line of credit with its principal North American banker of $8,250,000. This operating line of credit bears interest at bank prime plus 0.875%.

  The Company has an undrawn line of credit with its principal European banker of $2,145,000 to support commercial letters of credit.

  All line of credit borrowings are secured by a general security agreement covering all assets of the Company. As at March 31, 2004, the Company has outstanding standby letters of credit and letters of guarantee of $5,822,000 against those lines of credit.

13.   Retrofit costs:

  During fiscal 2002, the Company recorded a charge to operations of $6,000,000 in connection with the retrofit of certain hydrogen generating systems, including costs related to an inventory write-down, as well as customer support. The retrofit of the hydrogen generating systems was in response to discovery of a batch of non-conforming outsourced components. The affected components were covered under the Company's warranty program. Throughout fiscal 2003, the Company replaced, delivered and began commissioning all units scheduled for replacement. As a result of previously unanticipated increases in component manufacturing costs, an additional charge of $1,500,000 was made in fiscal 2003.

14.   Related party transactions:

  Up until December 31, 2002, the Company leased a building from 1129111 Ontario Limited, a company controlled by a shareholder of the Company. The Company also received interest from 1129111 Ontario Limited in connection with a note receivable. In addition, the Company paid royalties to an investee company related to the use of proprietary technology. These related party transactions are in the normal course of business and are measured at the exchange amount of consideration established and agreed to by the parties. Transactions with related parties during the year are as follows:

	2004	2003
	(In thousands of dollars)
Rental payments	$—	$33
Interest earned	—	40
Royalties paid	44	7

  Included in accounts receivable are amounts due from an investee company of nil (2003—$22,000). Included in accounts payable and accrued liabilities are amounts due to an investee company of $39,000 (2003—nil). Also included in accounts receivable is the current portion of an interest-bearing note from an officer of $50,000 at the end of fiscal 2004 and 2003, with the related non-current portion of $50,000 in 2003 included in other non-current assets.

15.   Pension plan:

  The total pension expense under the Company's defined contribution plan for the year was $227,655 (2003—$290,000).

16.   Income taxes:

  As restated:

  (a)
  Income tax recovery differs from the amount that would be computed by applying the combined federal and provincial statutory income tax rates to the loss before income taxes. The reasons for the differences are as follows:

	2004	2003
	(In thousands of dollars)
Income tax recovery at combined statutory rate	$(13,703)	$(13,020)
Increase (decrease) resulting from:
Non-deductible expenses	57	35
Non-taxable losses realized for accounting purposes	220	551
Non-taxable portion of write-down of intangible assets	—	254
Change in valuation allowance	18,471	8,415
Large Corporations Tax	7	90
Income tax at different rates in foreign and other provincial jurisdictions	170	127
Change in tax rates on prior years' temporary differences	(5,947)	352
Change in tax rates on current year's temporary differences	(80)	3,194
Others	805	(75)

Income tax recovery	$—	$(77)

  (b)
  The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at March 31, 2004 and 2003 are presented below:

	2004	2003
	(In thousands of dollars)
Current future tax assets:
Warranty and other reserves	$315	$450
Share issuance costs	566	498

	881	948
Less valuation allowance	881	948

	—	—
Long-term future tax assets:
Investments—differences in net book value and tax value	688	755
Capital assets and patents—differences in net book value and undepreciated capital costs	756	190
Share issuance costs	262	670
Non-capital loss carryforward	41,000	19,576
Scientific research and experimental development expenditures carryforward	7,481	5,849
Other	30	59

	50,217	27,099
Less valuation allowance	50,217	27,099

	—	—
Current future tax liabilities:
Short-term investments—differences in net book value and tax value	431	423
Share issuance costs	(431)	(423)
	—	—
Long-term future tax liabilities:
Capital assets and patents—differences in net book value and undepreciated capital costs	140	142
Other assets	7	266
Intangible assets	5,830	6,350
Share issuance costs	(147)	(408)
Non-capital loss carryforward	(5,830)	(6,350)

	—	—

Net future tax asset	$—	$—

  (c)
  The Company has non-capital loss carryforwards of approximately $132,336,000, which are available to be applied against taxable income of future years. The benefit of approximately

    $17,141,000 has been recorded in the accounts as a reduction of future income tax liabilities. The losses expire as follows:

(In thousands of dollars)
2005	$279
2006	442
2007	1,828
2008	3,175
2009	36,465
2010	37,138
2011	24,473
2020	87
2021	67
2022	132
No expiry	28,250

$132,336

  The Company has undeducted scientific research and experimental development expenditures of $20,712,000, which can be carried forward indefinitely. In addition, the Company has investment tax credits, which may be carried forward to offset income taxes otherwise payable of approximately $2,972,000, which expire in the years 2011 through to 2014.

17.   Loss per share:

  Loss per share has been calculated using the weighted average number of shares outstanding during the year of 29,456,633 (2003—21,453,674). The potential effects of the issuance of shares under the stock option plan is not dilutive to the loss per share.

18.   Change in non-cash operating working capital:

	2004	2003
	(In thousands of dollars)
Accounts receivable	$(1,519)	$1,087
Income taxes receivable	138	(36)
Inventories	3,812	(3,053)
Prepaid expenses	(187)	43
Accounts payable and accrued liabilities	(759)	(4,331)
Customer deposits	1,812	238
Income taxes payable	(8)	3

	$3,289	$(6,049)

19.   Segmented information:

  In late fiscal 2003, the Company acquired Vandenborre (note 3) and for segment reporting purposes considered Vandenborre to be a separate segment. During fiscal 2004, the Company has integrated the activities of Vandenborre and the Company so that the Company now operates in one segment which is the production of electrolytic hydrogen equipment. Accordingly, the prior year's operating segment information is not presented.

  Summarized product sales and service revenue by country, as determined by the location of the customers, is as follows:

	2004	2003
	(In thousands of dollars)
Spain	$2,451	$—
Sweden	1,733	—
Austria	1,564	—
India	1,359	401
United States	1,168	2,228
China	1,099	—
Hong Kong	937	—
Portugal	813	—
Canada	764	—
Egypt	650	—
Turkey	10	1,243
Other	5,316	2,647

	$17,864	$6,519

  In 2004, there was no significant economic dependence on any single or particular group of customers. In 2003, two customers represented 25% of product sales and service revenue.

  Capital assets are located in the following countries:

	2004	2003
	(In thousands of dollars)
Canada	$8,736	$12,067
Belgium	2,161	1,842

	$10,897	$13,909

  Goodwill has not been allocated on a geographic basis since it relates to the Company's operating segment.

20.   Comparative figures:

  Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2004.

QuickLinks

  Exhibit 3.9
Consolidated Financial Statements of STUART ENERGY SYSTEMS CORPORATION Years ended March 31, 2004 and 2003
AUDITORS' REPORT TO THE SHAREHOLDERS
STUART ENERGY SYSTEMS CORPORATION Consolidated Balance Sheets (In thousands of dollars)
STUART ENERGY SYSTEMS CORPORATION Consolidated Statements of Operations (In thousands of dollars, except per share amounts)
Consolidated Statements of Deficit (In thousands of dollars)
STUART ENERGY SYSTEMS CORPORATION Consolidated Statements of Cash Flows (In thousands of dollars)
STUART ENERGY SYSTEMS CORPORATION Notes to Consolidated Financial Statements Years ended March 31, 2004 and 2003